EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to the registration statement on Form S-1 of our report dated May 13, 2016, except note 3 and 16 as to which the date is December 12, 2016, relating to the consolidated financial statements of Qpagos Corporation as of December 31, 2015 (as restated) and 2014 and the related consolidated statements of comprehensive loss, stockholder’s equity and cash flows for the years ended December 31, 2015 and 2014 (as restated) (the “Company”) appearing in the prospectus, which is part of this registration statement. Our report includes an explanatory paragraph expressing substantial doubt regarding the Company’s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in such prospectus.

/s/ RBSM LLP

New York, NY

December 22, 2016